Exhibit 1.01

Conflict Minerals Report of ADTRAN Holdings, Inc.

Company Overview

ADTRAN Holdings, Inc. (NASDAQ:ADTN) (“ADTRAN” or the “Company”) is a leading global provider of networking and communications platforms, software, systems and services focused on the broadband access market, serving a diverse domestic and international customer base in multiple countries that includes large, medium and small service providers, alternative service providers, such as utilities, municipalities and fiber overbuilders, cable/multiple system operators, small- to medium-sized businesses and distributed enterprises. Our innovative solutions and services enable voice, data, video and internet communications across a variety of network infrastructures and are currently in use by millions worldwide.

Supply Chain and Facilities

ADTRAN procures parts and components used to assemble our products from a large number of suppliers through a worldwide sourcing program. Certain key components used in our products are currently available from only a single source and other key components are available from a limited number of sources.

We typically manufacture our lower-volume, higher-mix product products and build and test product prototypes and many of our initial production units at our manufacturing sites in Huntsville, Alabama and other global locations. We later transfer the production of higher-volume, lower-mix assemblies to our subcontractors.

To comply with Rule 13p-1 under the Exchange Act (the “Conflict Minerals Rule”), ADTRAN must first determine the applicability of the Conflict Minerals Rule to our products, conduct a reasonable country of origin inquiry for those products that we have reason to believe may contain tin, tungsten, tantalum or gold (collectively, “3TG,” or “conflict minerals”) and conduct any necessary due diligence to determine the supply chain for such conflict minerals.

Reasonable Country of Origin Inquiry

Due to the Company’s production of multiple products through a complex supply chain, ADTRAN utilizes a wide variety of materials which are sourced from various countries worldwide. Our Conflict Minerals Program is designed to conduct a Reasonable Country of Origin Inquiry (a “RCOI”) regarding conflict minerals that are used in the parts and components that we procure as well as the smelters and refiners used to provide those minerals. In accordance with the Conflict Minerals Rule, our RCOI process was designed to include 100% of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by ADTRAN during the year ended December 31, 2023.

All affected suppliers and original manufacturers were contacted, provided with ADTRAN’s Conflict Minerals Policy and requested to provide conflict minerals data in a Conflict Minerals Reporting Template (a “CMRT”). As ADTRAN does not source conflict minerals directly from smelters or refiners, our process leverages the CMRT. ADTRAN received responses accounting for 75% of our total annual spend in parts and components that we procure. After receiving all CMRTs, we utilized the Responsible Minerals Initiative (the “RMI”) Smelter/Refiner List to validate all smelters.

Design of Due Diligence

ADTRAN’s due diligence process, which is detailed below, has been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD guidelines outline the reasonable practices used to identify the sources of conflict material.

Step 1: Identify and Assess Risk in the Supply Chain

Our program identifies and assesses risk in the supply chain by first identifying those suppliers that provide components and materials that may use conflict minerals. We then require each applicable supplier to complete and return a CMRT submission, where it is measured against three key criteria:

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The supplier’s Declaration Scope (as outlined below);
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The supplier’s Conflict Mineral Program Status (as outlined below); and

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The supplier’s known smelter and/or refiners list.

The supplier’s Declaration Scope requires the supplier to declare the use of conflict minerals in the production of the components and materials that ADTRAN sources from that supplier to manufacture its products during the calendar year 2023. It requires responses to certain questions, including the following:

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Is any 3TG intentionally added or used in the product(s) or in the production process?
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Does any 3TG remain in the product(s)?
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Do any of the smelters in your supply chain source the 3TG from the covered countries?
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Do any of the smelters in your supply chain source the 3TG from conflict-affected and high-risk areas?
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Does 100 percent of the 3TG (necessary to the functionality or production of your products) originate from recycled or scrap sources?
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What percentage of relevant suppliers have provided a response to your supply chain survey?
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Have you identified all of the smelters supplying the 3TG to your supply chain?
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Has all applicable smelter information received by your company been reported in this declaration?

The answers to these questions allow ADTRAN to evaluate the use of conflict minerals in the supplier’s components and materials, whether those materials originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “DRC region”), and whether the supplier has evaluated its upstream suppliers of conflict minerals and established the smelter or refiner responsible for conflict minerals. In addition, all suppliers are required to provide a complete list, by name, of the smelters that are used.

The Supplier’s Conflict Mineral Program Status requires the supplier to declare the maturity of their conflict minerals program, which allows ADTRAN to determine with a reasonable certainty the accuracy or risk of the supplier’s Declaration Scope. It requires responses to certain questions, including the following:

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Have you established a responsible minerals sourcing policy?
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Is your responsible minerals sourcing policy publicly available on your website?
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Do you require your direct suppliers to source the 3TG from smelters whose due diligence practices have been validated by an independent third-party audit program?
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Have you implemented due diligence measures for responsible sourcing?
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Does your company conduct conflict minerals survey(s) of your relevant supplier(s)?
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Do you review due diligence information received from your suppliers against your company’s expectations?
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Does your review process include corrective action management?
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Is your company required to file an annual conflict minerals disclosure?

These answers enable ADTRAN to evaluate the risk associated with the supplier’s declaration and whether a reasonable determination can be made on the conflict status of that component or material. If a supplier has a mature conflict mineral program with upstream due diligence and RMI smelters identified, the risk associated with their declaration is low. However, if a supplier has an immature or non-existent conflict mineral program and cannot provide upstream due diligence, the risk associated with their declaration is high, requiring ADTRAN to take corrective actions to enable a reasonable determination of conflict mineral status.

The supplier’s known smelter and/or refiner disclosure requires the supplier to provide all known smelters and refiners that are currently utilized in the manufacturing of their products. This allows ADTRAN to determine with a reasonable certainty any risks in regard to sourcing of minerals from the DRC region. ADTRAN utilizes the most current RMI Conformant and Active Smelter Lists as provided by the Responsible Minerals Initiative to validate smelters.

All CMRTs received from our suppliers and manufacturers for the reporting year of 2023 are archived in an internal database.

Step 2: Design and Implement a Strategy to Respond to Identified Risks

ADTRAN’s due diligence process includes managing our suppliers at the outset of our engagement. Each of our suppliers and original manufacturers of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by ADTRAN during the year ended December 31, 2023 were required to adhere to our Conflict Minerals Policy, which is available on our website at www.adtran.com under Environmental, Social & Governance. In it, we outline our expectations for our suppliers, which includes encouraging our suppliers to:

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Adopt a conflict minerals policy to reasonably ensure that 3TG used in the products that they manufacture are conflict free;
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Establish their Conflict Mineral Status via the timely completion of the CMRT;
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Establish their own Conflict Free Due Diligence Program to ensure that their supply chain is conflict free, including passing down CMRTs to their suppliers; and
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Ensure that parts and products provided to ADTRAN originated from a RMI Conformant Smelter as validated by Responsible Minerals Assurance Process (the “RMAP”).

Conflict minerals compliance is included in commercial contracts and written agreements. We have an internal team tasked with supporting supply chain due diligence in accordance with the Responsible Business Alliance (the “RBA”) CMRT for upstream due diligence. All CMRT responses from suppliers and source smelters are reviewed to ensure compliance with our Conflict Minerals Policy and archived. We have implemented a RCOI process utilizing the RMI Smelter/Refiner List to validate our smelters and refiners.

Step 3: Evaluate Strong Company Management Systems

Our program provides regular updates of the supply chain conflict mineral status to certain of our senior management. Suppliers are evaluated based on their answers to the CMRT as well as their provided smelters and refiners. A cumulative risk score is derived based on their provided responses that quantify the conflict minerals risk associated with a particular supplier. Corrective actions are identified as applicable and suppliers are required to resubmit the CMRT for future evaluation. For those suppliers that have provided smelters or refiners that are not certified conflict free, the conflict minerals team continually assesses the risk level associated with each supplier and reports those findings to management. Recommendations are made to management to either:

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Continue trading through the course of measurable risk mitigation efforts;
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Temporarily suspend trading while pursuing ongoing measurable risk mitigation; or
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Disengage with a supplier in cases where mitigation appears not feasible or unacceptable.

ADTRAN’s goal is to manage risks with a supplier through measurable risk mitigation. We provide educational references and materials on conflict minerals compliance to our suppliers to assist them with better understanding the principles on building a conflict minerals program and managing their risk with upstream suppliers. All suppliers that provide smelters or refiners that are not classified as certified conflict free are classified as having actual or potential risk.

Step 4: Carry Out Independent Private Sector Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Our program was not required to obtain an independent private sector audit as our products are not described as “DRC conflict free.”

Step 5: Report on Supply Chain Due Diligence

As a result of the due diligence measures described above, ADTRAN has determined use of certain products that contain conflict minerals. In addition to our RCOI due diligence described above, we have conducted further diligence with our suppliers who have identified smelters and refiners that may have processed conflict minerals as reflected in the table below. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refinery information and consequently, our due diligence measures do not provide absolute certainty regarding the source of the necessary conflict minerals contained in the scope of products we manufacture.

With respect to 2024, we anticipate implementing additional steps to improve the information gathered from our due diligence. These steps include:

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Increasing the response rate of suppliers’ smelter surveys;
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Engaging with suppliers and directing them to training; and
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Increasing the country of origin identification for known smelters/refiners.

The following table summarizes the identified smelters and refiners that may have processed conflict minerals:

	Country of Origin			Smelter/Refiner Status
Conflict Mineral	Non-DRC Region Sourced	DRC Region Sourced (1)	Sourcing Not Disclosed (2)	Active (3)	Conformant (4)	Other (5)
Gold	211	3	34	3	91	120
Tantalum	56	1	9	—	43	14
Tin	159	1	68	3	70	87
Tungsten	75	—	14	1	36	38

The smelters and refiners reflected in the table were identified by the suppliers to us as potentially being part of our 2023 supply chain. However, not all of the included smelters and refiners are believed by us to have processed the conflict minerals contained in the products that we manufactured. Many of the suppliers report to us the conflict minerals contained in all of their products, not just those in the products sold to ADTRAN. Some suppliers may have also reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since some suppliers were unable to identify all of the smelters and refiners used to process the necessary conflict minerals content contained in the products that they manufactured and not all of the suppliers responded to our inquiries. The smelter/refinery status and origin reflected in the table is based solely on information made available by the RMAP. All compliance status information in the table is as of May 21, 2024.

We note the following in connection with the information contained in the foregoing table:

1.
“DRC Region Sourced” means the DRC and its adjoining countries. Origin information was derived from information made available through the Conflict –Free Smelter Program. According to this information, some of the compliant smelters and refiners may have sourced from both within the DRC Region and from outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the conflict minerals specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary conflict minerals contained in the products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.
2.
A smelter or refiner is indicated as “Sourcing Not Disclosed” if the country of origin of the conflict minerals processed by the smelter or refiner was not disclosed by the certifying party.
3.
“Active” means that the smelter or refiner was listed as an “Active Smelter” through RMAP.
4.
“Conformant” means that the smelter or refiner was listed as a “Fully Conformant Smelter” through RMAP.
5.
A smelter or refiner is listed as “Other” if it was not active.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by ADTRAN, based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict declaration including, but not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters and gaps in supplier education and knowledge. Not all instances of conflict minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by ADTRAN during the calendar year 2023 are known, despite the reasonable efforts undertaken by the Company.